CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. 4.00% Fixed Rate Notes	$5,550,000.00	$636.03*

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

*Fees of $630.30 were previously paid in connection with this offering as disclosed in the pricing supplement dated May 16, 2012, relating to HSBC USA Inc. 5 year Fixed to Floating Rate Notes.

Pricing Supplement Addendum dated May 21, 2012
to Pricing Supplement dated May 16, 2012,

Prospectus Supplement dated March 22, 2012
and Prospectus dated March 22, 2012

HSBC USA Inc. $5,550,000 5 year Fixed to Floating Rate Notes

On May 16, 2012, HSBC USA Inc. offered $5,500,000 of the notes, which we refer to as the “previously priced notes.” An additional $50,000 of the notes are being offered hereby, which we refer to as the “reopened notes.” We refer to the previously priced notes and the reopened notes together as the “notes.” The reopened notes will have identical terms and conditions as the previously priced notes and will be consolidated with and form a single tranche with the previously priced notes. On the original issue date, we will issue notes with an aggregate principal amount of $5,550,000. Reference is made to the accompanying pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.

Principal Amount:	$1,000 per note; after the issuance of the previously priced notes and the reopened notes, the aggregate principal amount of the notes of this tranche will be $5,550,000.

CUSIP / ISIN:	4042K1N74 / US4042K1N745

Trade Date:	May 16, 2012.

Pricing Date:	May 16, 2012.

Original Issue Date:	May 25, 2012.

Maturity Date:	May 25, 2017, or if such day is not a Business Day, the next succeeding Business Day.

Price to Public:

At variable prices. HSBC USA Inc. sold the reopened notes from time to time in one or more negotiated transactions at varying prices determined at the time of each sale; provided, however, that such price was not less than $990.00 per principal amount of notes and not more than $1,000.00 per principal amount of notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-10 of the accompanying pricing supplement..

Fees and Commissions Per Note / Total (for all Notes):

$6.23 / $34,550.00. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-10 of the accompanying pricing supplement. The Fees and Commissions Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.

Proceeds to Issuer Per Note / Total (for all Notes):	$993.77 / $5,515,450.00. The Proceeds to Issuer Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.

Form of Notes:	Book-Entry.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-6 of the accompanying pricing supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or adequacy of this pricing supplement addendum or the accompanying pricing supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Validity of the Notes

In the opinion of Sidley Austin llp, as counsel to the Issuer, when the reopened notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.

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